Exhibit 99.1

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base date: 12.31.2015

(in compliance with Attachment 24 of CVM Instruction No. 480 of December 7, 2009, or

“CVM Instruction 480” and following its updates)

Identification	Itaú Unibanco Holding S.A. a corporation enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No. 35.3.0001023-0, registered as a listed company before the Brazilian Securities Commission (“CVM”) under No. 19348 (“Bank” or “Issuer”).

Head office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Investor Relations Office	The Bank’s Investor Relations area is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição – 9th floor, in the City of São Paulo, State of São Paulo. The Investor Relations Officer is Mr. Marcelo Kopel. The phone number of the Investor Relations Department is (0xx11) 2794 3547 , fax is (0xx11) 5019 8717 and e-mail is investor.relations@itau-unibanco.com.br.

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended 12/31/2015, 12/31/2014 and 12/31/2013.

Underwriter	Itaú Corretora de Valores S.A.

Shareholders Service	The Issuer’s Shareholders’ Service is provided at the branches of Itaú Unibanco S.A., of which the head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Newspapers in which the Company divulges its information	Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and Valor Econômico.

Website	https://www.itau.com.br/investor-relations Information included in the Company’s website is not an integral part of this Reference Form.

Date of last review of this Reference Form	11/01/2016 (originally presented on 05/31/2016)

Historical resubmission

Version	Reasons for resubmission	Date of update

V2	Update in items 12.1, 12.5/12.6, 12.7/12.8, 12.13, 15.8, 17.5 and 19.2	06/14/2016

V3	Update in item 12.13	06/16/2016

V4	Update in items 11.1, 11.2 and 17.5	08/02/2016

V5	Update in item 12.2	08/12/2016

V6	Update in items 12.5, 12.6, 12.7, 12.8 and 12.13	08/23/2016

V7	Update in item 5.1	09/02/2016

V8	Update in items 12.2, 17.1, 17.2, 17.3 and 17.5	09/22/2016

V9	Update in items 15.8, 17.1 and 17.5	09/29/2016

V10	Update in items 10.3, 15.1/15.2, 15.3, 15.4, 15.7, 15.8, 19.2 and 19.3	10/10/2016

V11	Update in items 10.3 and 15.7	10/19/2016

V12	Update in items 15.1, 15.2, 15.3, 15.4, 15.8 and 19.2	11/01/2016

ITEM 15. CONTROL AND ECONOMIC GROUP

15.1. Identify the stockholder or group of controlling stockholders, indicating for each one of them:

15.2. In a table, a list including the information below about stockholders or groups of stockholders that act jointly or represent the same interests, with an interest equal to or higher than 5% in the same class or type of shares, and that are not mentioned in item 15.1:

BASE DATE 10.21.2016

Itaú Unibanco Holding S.A.	EO	%	EP	%	Total	%

IUPAR - Itaú Unibanco Participações S.A.	1,709,389,603	51.00000	-	-	1,709,389,603	25.969458
Nationality: Brazilian
CNPJ 04.676.564/0001-08

Itaúsa - Investimentos Itaú S.A.	1,295,937,718	38.66458	112,882	0.003494	1,296,050,600	19.689913
Nationality: Brazilian
CNPJ 61.532.644/0001-15

BlackRock, INC	-	-	233,283,398	7.221137	233,283,398	3.544098
Nationality: American

Treasury Shares	3,074	0.00009	50,901,350	1.575618	50,904,424	0.773352

Others	346,413,822	10.335330	2,946,265,696	91.199751	3,292,679,518	50.023180

Total	3,351,744,217	100.00000	3,230,563,326	100.000000	6,582,307,543	100.000000

BASE DATE SINCE 02.27.2009

IUPAR - Itaú Unibanco Participações S.A.	Common shares	%	Preferred shares	%	Total	%

Itaúsa - Investimentos Itaú S.A.	355,227,092	50.000000	350,942,273	100.000000	706,169,365	66.532101
Nationality: Brazilian
CNPJ 61.532.644/0001-15

Cia. E. Johnston de Participações	355,227,092	50.000000	-	-	355,227,092	33.467899
Nationality: Brazilian
CNPJ 04.679.283/0001-09

Total	710,454,184	100.000000	350,942,273	100.000000	1,061,396,457	100.000000

BASE DATE 04.29.2016

Companhia E. Johnston de Participações	Common shares	%	Preferred shares	%	Total	%

Fernando Roberto Moreira Salles	1,380	25.000000	2,760	25.000000	4,140	25.000000
Nationality: Brazilian
CPF 002.938.068-53

João Moreira Salles	1,380	25.000000	2,760	25.000000	4,140	25.000000
Nationality: Brazilian
CPF 667.197.397-00

Pedro Moreira Salles	1,380	25.000000	2,760	25.000000	4,140	25.000000
Nationality: Brazilian
CPF 551.222.567-72

Walther Moreira Salles Júnior	1,380	25.000000	2,760	25.000000	4,140	25.000000
Nationality: Brazilian
CPF 406.935.467-00

Total	5,520	100.000000	11,040	100.000000	16,560	100.000000

BASE DATE SINCE 05.05.2016

Itaúsa - Investimentos Itaú S.A.	Common shares	%	Preferred shares	%	Total	%

Companhia ESA	86,885,691	3.043355	25,011	0.000547	86,910,702	1.169710
Nationality: Brazilian
CNPJ 52.117.397/0001-08

Opportunity Asset Adm. de Recursos de Terceiros Ltda.	-	-	230,415,088	5.036201	230,415,088	3.101100
Nationality: Brazilian
CNPJ 05.395.883/0001-08

Fundação Itaú Social	324,052,504	11.350625	6,588,007	0.143995	330,640,511	4.450010
Nationality: Brazilian
CNPJ 59.573.030/0001-30

Fundação Petrobras de Seguridade Social - PETROS	430,098,937	15.065125	-	-	430,098,937	5.788596
Nationality: Brazilian
CNPJ 34.053.942/0001-50

O. E. Setubal S.A.	6	0.000000	-	-	6	0.000000
Nationality: Brazilian
CNPJ 61.074.456/0001-90

Rudric ITH S.A.	221,941,363	7.773966	144,671,549	3.162098	366,612,912	4.934153
Nationality: Brazilian
CNPJ 67.569.061/0001-45

Alfredo Egydio Arruda Villela Filho	339,889,436	11.905347	186,801,616	4.082938	526,691,052	7.088606
Nationality: Brazilian
CPF 066.530.838-88

Ana Lúcia de Mattos Barreto Villela	339,889,412	11.905346	174,152,997	3.806476	514,042,409	6.918371
Nationality: Brazilian
CPF 066.530.828-06

Ricardo Villela Marino	60,276,559	2.111314	36,533,407	0.798514	96,809,966	1.302942
Nationality: Brazilian
CPF 252.398.288-90

Rodolfo Villela Marino	60,327,058	2.113083	36,606,772	0.800117	96,933,830	1.304609
Nationality: Brazilian
CPF 271.943.018-81

Paulo Setubal Neto	108,511,239	3.800836	23,893,570	0.522244	132,404,809	1.782004
Nationality: Brazilian
CPF 638.097.888-72

Carolina Marinho Lutz Setubal	1,919	0.000067	-	-	1,919	0.000026
Nationality: Brazilian
CPF 077.540.228-18

Julia Guidon Setubal	1,919	0.000067	-	-	1,919	0.000026
Nationality: Brazilian
CPF 336.694.358-08

Paulo Egydio Setubal	1,919	0.000067	-	-	1,919	0.000026
Nationality: Brazilian
CPF 336.694.318-10

Maria Alice Setubal	58,979,153	2.065870	35,252,004	0.770506	94,231,157	1.268234
Nationality: Brazilian
CPF 570.405.408-00

Fernando Setubal Souza e Silva	1,919	0.000067	-	-	1,919	0.000026
Nationality: Brazilian
CPF 311.798.878-59

Guilherme Setubal Souza e Silva	1,919	0.000067	151,455	0.003310	153,374	0.002064
Nationality: Brazilian
CPF 269.253.728-92

Tide Setubal Souza e Silva Nogueira	1,919	0.000067	621,369	0.013581	623,288	0.008389
Nationality: Brazilian
CPF 296.682.978-81

Olavo Egydio Setubal Júnior	96,047,520	3.364268	27,553,814	0.602246	123,601,334	1.663520
Nationality: Brazilian
CPF 006.447.048-29

Bruno Rizzo Setubal	1,919	0.000067	-	-	1,919	0.000026
Nationality: Brazilian
CPF 299.133.368-56

Camila Setubal Lenz Cesar	1,919	0.000067	1,915	0.000042	3,834	0.000052
Nationality: Brazilian
CPF 350.572.098-41

Luiza Rizzo Setubal Kairalla	1,919	0.000067	7,806	0.000171	9,725	0.000131
Nationality: Brazilian
CPF 323.461.948-40

Roberto Egydio Setubal	95,674,621	3.351206	28,876,914	0.631165	124,551,535	1.676309
Nationality: Brazilian
CPF 007.738.228-52

Mariana Lucas Setubal	1,919	0.000067		-	1,919	0.000026
Nationality: Brazilian
CPF 227.809.998-10

Paula Lucas Setubal	1,919	0.000067		-	1,919	0.000026
Nationality: Brazilian
CPF 295.243.528-69

José Luiz Egydio Setubal	91,022,180	3.188244	25,023,918	0.546950	116,046,098	1.561836
Nationality: Brazilian
CPF 011.785.508-18

Beatriz de Mattos Setubal da Fonseca	1,392,224	0.048766	79	0.000002	1,392,303	0.018739
Nationality: Brazilian
CPF 316.394.318-70

Gabriel de Mattos Setubal	1,392,224	0.048766	79	0.000002	1,392,303	0.018739
Nationality: Brazilian
CPF 348.338.808-73

Olavo Egydio Mutarelli Setubal	1,392,224	0.048766	79	0.000002	1,392,303	0.018739
Nationality: Brazilian
CPF 394.635.348-73

Alfredo Egydio Setubal	95,237,233	3.335886	25,698,667	0.561698	120,935,900	1.627647
Nationality: Brazilian
CPF 014.414.218-07

Alfredo Egydio Nugent Setubal	1,919	0.000067	-	-	1,919	0.000026
Nationality: Brazilian
CPF 407.919.708-09

Marina Nugent Setubal	1,919	0.000067	-	-	1,919	0.000026
Nationality: Brazilian
CPF 384.422.518-80

Ricardo Egydio Setubal	95,193,106	3.334340	27,454,775	0.600081	122,647,881	1.650688
Nationality: Brazilian
CPF 033.033.518-99

Marcelo Ribeiro do Valle Setubal	1,919	0.000067	45,956	0.001004	47,875	0.000644
Nationality: Brazilian
CPF 230.936.378-21

Rodrigo Ribeiro do Valle Setubal	1,919	0.000067	45,956	0.001004	47,875	0.000644
Nationality: Brazilian
CPF 230.936.298-02

Patricia Ribeiro do Valle Setubal	1,919	0.000067	45,956	0.001004	47,875	0.000644
Nationality: Brazilian
CPF 230.936.328-62

Tesouraria	-	-	-	-	0	-

Other	346,697,660	12.143819	3,564,707,811	77.914104	3,911,405,471	52.642649

Total	2,854,931,054	100.000000	4,575,176,570	100.000000	7,430,107,624	100.000000

BASE DATE SINCE 04.29.2016

Companhia ESA	Common shares	%	Total	%

O. E. Setubal S.A.	6	0.000000	6	0.000000
Nationality: Brazilian
CNPJ 61.074.456/0001-90

Rudric ITH S.A.	221,941,363	13.312252	221,941,363	13.312252
Nationality: Brazilian
CNPJ 67.569.061/0001-45

Alfredo Egydio Arruda Villela Filho	339,889,436	20.386888	339,889,436	20.386888
Nationality: Brazilian
CPF 066.530.838-88

Ana Lúcia de Mattos Barreto Villela	339,889,412	20.386887	339,889,412	20.386887
Nationality: Brazilian
CPF 066.530.828-06

Ricardo Villela Marino	60,276,559	3.615445	60,276,559	3.615445
Nationality: Brazilian
CPF 252.398.288-90

Rodolfo Villela Marino	60,327,058	3.618474	60,327,058	3.618474
Nationality: Brazilian
CPF 271.943.018-81

Paulo Setubal Neto	108,511,239	6.508606	108,511,239	6.508606
Nationality: Brazilian
CPF 638.097.888-72

Carolina Marinho Lutz Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 077.540.228-18

Julia Guidon Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 336.694.358-08

Paulo Egydio Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 336.694.318-10

Maria Alice Setubal	58,979,153	3.537625	58,979,153	3.537625
Nationality: Brazilian
CPF 570.405.408-00

Fernando Setubal Souza e Silva	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 311.798.878-59

Guilherme Setubal Souza e Silva	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 269.253.728-92

Tide Setubal Souza e Silva Nogueira	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 296.682.978-81

Olavo Egydio Setubal Júnior	96,047,520	5.761021	96,047,520	5.761021
Nationality: Brazilian
CPF 006.447.048-29

Bruno Rizzo Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 299.133.368-56

Camila Setubal Lenz Cesar	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 350.572.098-41

Luiza Rizzo Setubal Kairalla	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 323.461.948-40

Roberto Egydio Setubal	95,674,621	5.738654	95,674,621	5.738654
Nationality: Brazilian
CPF 007.738.228-52

Mariana Lucas Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 227.809.998-10

Paula Lucas Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 295.243.528-69

José Luiz Egydio Setubal	91,022,180	5.459596	91,022,180	5.459596
Nationality: Brazilian
CPF 011.785.508-18

Beatriz de Mattos Setubal da Fonseca	1,392,224	0.083507	1,392,224	0.083507
Nationality: Brazilian
CPF 316.394.318-70

Gabriel de Mattos Setubal	1,392,224	0.083507	1,392,224	0.083507
Nationality: Brazilian
CPF 348.338.808-73

Olavo Egydio Mutarelli Setubal	1,392,224	0.083507	1,392,224	0.083507
Nationality: Brazilian
CPF 394.635.348-73

Alfredo Egydio Setubal	95,237,233	5.712419	95,237,233	5.712419
Nationality: Brazilian
CPF 014.414.218-07

Alfredo Egydio Nugent Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 407.919.708-09

Marina Nugent Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 384.422.518-80

Ricardo Egydio Setubal	95,193,106	5.709772	95,193,106	5.709772
Nationality: Brazilian
CPF 033.033.518-99

Marcelo Ribeiro do Valle Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 230.936.378-21

Patricia Ribeiro do Valle Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 230.936.328-62

Rodrigo Ribeiro do Valle Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 230.936.298-02

Total	1,667,196,262	100.000000	1,667,196,262	100.000000

BASE DATE SINCE 01.05.2012

O. E. Setubal S.A.	Common shares	%	Total	%

Paulo Setubal Neto	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 638.097.888-72

Maria Alice Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 570.405.408-00

Olavo Egydio Setubal Júnior	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 006.447.048-29

Roberto Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 007.738.228-52

José Luiz Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 011.785.508-18

Alfredo Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 014.414.218-07

Ricardo Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 033.033.518-99

Total	700,000	100.000000	700,000	100.000000

BASE DATE SINCE 05.30.2016

Rudric ITH S.A.	Common shares	%	Total	%

Maria de Lourdes Egydio Villela	2	0.0000002	2	0.0000002
Nationality: Brazilian
CPF 007.446.978-91

Ricardo Villela Marino	439,061,001	49.9999999	439,061,001	49.9999999
Nationality: Brazilian
CPF 252.398.288-90

Rodolfo Villela Marino	439,061,001	49.9999999	439,061,001	49.9999999
Nationality: Brazilian
CPF 271.943.018-81

Total	878,122,004	100.000000	878,122,004	100.000000

15.3 – Distribution of Capital

15.3. In a table, describe the general distribution of capital, as determined in the last annual general stockholders' meeting

a) number of individual shareholders

b) number of corporate shareholders (Excluding the corporate shareholder that is an institutional investor.)

c) number of institutional investors

d) number of outstanding shares, by class and type

Date of last general meeting/ Date of last update	04.27.2016
Number of stockholders - individuals	106,676
Number of stockholders - companies	12,002
Number of institutional investors	1,035

Outstanding shares

Outstanding shares correspond to the Issuer's total shares, except for those held by the parent company, the people related to the latter, the Issuer's management members, and treasury shares

Number of common shares (units)	317,816,266	9.482%
Number of preferred shares (units)	3,154,543,181	97.647%
Total	3,472,359,447	52.753%

15.4. Please insert a flowchart of the stockholders of the issuer and the economic group in which the issuer is included, identifying:

a) all direct and indirect controlling stockholders, and, should the issuer wish, stockholders owning an interest equal to or higher than 5% in a class or type of shares

15.4 – Flowchart of stockholders and economic group

(1) Date: 10.21.2016.

Percentage do not include treasury shares

(* ) In addition to treasury shares, percentage do not include the interest held by controlling stockholders.

(2) Date: 12.31.2015.

Direct and indirect subsidiaries

Direct and indirect controlling stockholders

Direct controlling stockholders

Itaúsa - Investimentos Itaú S.A.

IUPAR - Itaú Unibanco Participações S.A.

Indirect controlling stockholders

Alfredo Egydio Arruda Villela Filho

Alfredo Egydio Nugent Setubal

Alfredo Egydio Setubal

Ana Lúcia de Mattos Barretto Villela

Beatriz de Mattos Setubal da Fonseca

Bruno Rizzo Setubal

Camila Setubal Lenz Cesar

Carolina Marinho Lutz Setubal

Cia. E.Jonhston de Participações

Companhia ESA

Fernando Roberto Moreira Salles

Fernando Setubal Souza e Silva

Gabriel de Mattos Setubal

Guilherme Setubal Souza e Silva

João Moreira Salles

José Luiz Egydio Setubal

Julia Guidon Setubal

Luiza Rizzo Setubal Kairalla

Marcelo Ribeiro do Valle Setubal

Maria Alice Setubal

Maria de Lourdes Egydio Villela

Mariana Lucas Setubal

Marina Nugent Setubal

O.E. Setubal S.A.

Olavo Egydio Setubal Júnior

Olavo Egydio Mutarelli Setubal

Patrícia Ribeiro do Valle Setubal

Paula Lucas Setubal

Paulo Egydio Setubal

Paulo Setubal Neto

Pedro Moreira Salles

Ricardo Egydio Setubal

Ricardo Villela Marino

Roberto Egydio Setubal

Rodolfo Villela Marino

Rodrigo Ribeiro do Valle Setubal

Rudric ITH S.A.

Tide Setubal Souza e Silva Nogueira

Walther Moreira Salles Júnior

b) Issuer's main subsidiary and affiliated companies

c) Issuer's ownership interest in the group's companies

d) Group companies' ownership interest in the Issuer

e) Main companies under common control

	Participation on voting capital (%)	Share Capital (%)	Subsidiary or affiliated
In Brazil
Itaú Unibanco S.A.	100.00	100.00	Subsidiary
Banco Itaú BBA S.A.	99.99	99.99	Subsidiary
Banco Itaucard S.A.	1.51	2.04	Subsidiary
Itaú Administração Previdenciária Ltda.	0.00	0.00	Subsidiary
Itaú BBA Participações S.A.	100.00	100.00	Subsidiary
Itaú Corretora de Valores S. A.	-	2.87	Subsidiary
Itaú Seguros S.A.	0.00	0.00	Subsidiary
ITB Holding Brasil Participações Ltda.	0.00	0.00	Subsidiary
Unibanco Negócios Imobiliários Ltda.	0.00	0.00	Subsidiary
Aboard
Itaú Chile Holdings, INC.	100.00	100.00	Subsidiary
Banco Itaú Uruguay S.A.	100.00	100.00	Subsidiary
OCA S.A.	100.00	100.00	Subsidiary
OCA Casa Financiera S.A.	100.00	100.00	Subsidiary
ACO Ltda.	99.24	99.24	Subsidiary
Topaz Holding Ltd.	0.00	0.00	Subsidiary

15.8. Other relevant information

Additional Information on items 15.1/15.2

a) For the stockholding position of the stockholder BlackRock, Inc. (“BlackRock”), the company informed that, on March 30, 2011, it received the information that, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No. 568/2015, as investment manager of some of its clients, BlackRoc acquired 159,335,737 preferred shares of Itaú Unibanco Holding.

Considering the several corporate events in the company since the acquisition of interest, the changes in the stockholding position of BlackRock, which represents 7.221137% of the preferred shares and 3.544098% of the capital stock o BlackRock, are presented below.

STATEMENT OF CHANGES IN BLACROCK'S STOCKHOLDING POSITION

		BEGINNING
DATE	EVENT	BALANCE	EVENT	END BALANCE
03.30.2011	Beginning balance at 03.30.2011, as provided by BlackRock (*)	159,335,737	-	159,335,737
11.01.2011	Stock split/reverse split, according to notice of 09.01.2011	159,335,737	159,335,700	159,335,700
04.19.2013	10% Bonus Share (ASM of 04.19.2013)	159,335,700	15,933,570	175,269,270
06.11.2014	10% Bonus Share (ASM of 04.23.2014)	175,269,270	17,526,927	192,796,197
07.31.2015	10% Bonus Share (ASM of 04.29.2015)	192,796,197	19,279,620	212,075,817
10.21.2016	10% Bonus Share (ASM of 09.14.2016)	212,075,817	21,207,581	233,283,398

(*) Ownership interest at base date 08.19.2010, as provided by the Stockholder on March 30, 2011.

a)    The Annual and Extraordinary General Meeting held on April 27, resolved on the cancellation of 100,000,000 preferred book-entry shares, issued by the company and held as treasury stock, without reduction in the value of the capital stock, and acquired through the share Buyback Programs approved by the Board of Directors of the Company. This cancellation was approved by the Central Bank of Brazil on 06/07/2016.

Additional Information on item 15.3

The number of individual and corporate stockholders and institutional investors stated in item 15.3 hereof refers to the December 31, 2015 base date.

The number of outstanding shares stated in item 15.3 hereof refers to the October 21, 2016 base date.

19.2 - Changes in the securities held in treasury:

Due to the bonus shares carried out in fiscal year 12/31/2013 and 12/31/2014 and 07/17/2015 and on October 21, 2016 we provide a line stating the event. On April 27, 2016, the cancellation of 100,000,000 preferred book-entry shares, issued by the company and held as treasury stock was approved, and we provide a line stating the event. This event was approved by the Central Bank of Brazil (Bacen) on 06/07/2016.

a. initial number of securities;

b. number of securities purchased;

c. weighted average purchase price;

d. number of securities disposed of;

e. weighted average disposal price;

f. number of securities cancelled;

g. final number of securities;

h. percentage in relation to outstanding securities of the same class and type.

10/21/2016

Changes	Common Number (units)	Weighted average price (R$ Reais)	% in relation to securities of the same class and type
Opening balance	2,795		0.0%
Acquisition	-
Disposal	-
Share bonus (**)	279
Closing balance	3,074		0.0%

Changes	Preferred Number (units)	Weighted average price (R$ Reais)		%in relation to securities of the same class and type
Opening balance	162,562,650			5.7%
Acquisition	7,990,000	R$	25.06
Disposal	(24,278,695)	R$	26.70
Cancellation (*)	100,000,000
Share Bonus (**)	4,627,395
Closing balance	50,901,350			1.6%

(*)Approved by the Central Bank Of Brazil on 06/07/2016 (**) Approved by Central Bank of Brazil on 09/23/2016

12/31/2015

Changes	Common Number (units)	Weighted average price (R$ Reais)	%in relation to securities of the same class and type
Opening balance	2,541		0.0%
Acquisition	-
Disposal	-
Share bonus	254
Closing balance	2,795		0.0%

Changes	Preferred Number (units)	Weighted average price (R$ Reais)		%in relation to securities of the same class and type
Opening balance	53,828,551			1.9%
Acquisition	111,524,800	R$	28.80
Disposal	(11,216,615)	R$	26.65
Share bonus	8,425,914
Closing balance	162,562,650			5.7%

12/31/2014

Changes	Common Number (units)	Weighted average price (R$ Reais)	%in relation to securities of the same class and type
Opening balance	2,310		0.0%
Acquisition	-
Disposal	-
Share bonus	231
Closing balance	2,541		0.0%

Changes	Preferred Number (units)	Weighted average price (R$ Reais)		%in relation to securities of the same class and type
Opening balance	68,867,010			2.8%
Acquisition	1,000,000	R$	34.75
Disposal	(21,801,786)	R$	25.75
Share bonus	5,763,327
Closing balance	53,828,551			1.9%

12/31/2013

Changes	Common Number (units)	Weighted average price (R$ Reais)	%in relation to securities of the same class and type
Opening balance	2,100		0.0%
Acquisition	-
Disposal	-
Share bonus	210
Closing balance	2,310		0.0%

Changes	Preferred Number (units)	Weighted average price (R$ Reais)		%in relation to securities of the same class and type
Opening balance	52,554,239			2.3%
Acquisition	23,500,000	R$	28.18
Disposal	(11,894,136)	R$	27.85
Share bonus	4,706,907
Closing balance	68,867,010			2.8%